

September 4, 2013

<u>Via E-mail</u>
Michael Gelmon
Chief Executive Officer
Solar Energy Initiatives, Inc.
1800 NW Corporate Boulevard, Suite 201
Boca Raton, FL 33431

      Re: Solar Energy Initiatives, Inc.
              Amendment to Form 8-K
              Filed August 14, 2013
              File No. 000-54837

Dear Mr. Gelmon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01

1.   Please describe how Novation Holdings held its interest in the referenced restaurant business and file the acquisition agreement by which Novation exchanged HB&G Stock for majority voting control of your stock.

Item 2.03

2.   Please explain the transaction in which one of the notes issued as consideration for the acquisition of the restaurant operations was sold to LG Capital, including a description of your and Novation Holdings' relationship to LG Capital and to Martinez and Cayanan, LLC.

Item 5.06

3.   We note your response to our prior comment 1 that you do not believe that you were a shell company prior to the acquisition described in this filing. Please provide a more detailed legal analysis supporting your conclusion, with specific cites to relevant legal authority, including, for example, Rule 12b-2 of the Exchange Act of 1934, and taking into account your apparent nominal assets and the dormancy of your operating subsidiaries described in your 10-Q for the quarter ended April 30, 2013.

Form 10 Information
Item 1. Business

4.   Please revise this section substantially to clarify the extent of your current business operations, consistent with your disclosure in your most recent public filings that your solar operating subsidiaries are dormant, that you carry no inventory of solar products and had only one employee prior to the restaurant acquisition. Your statements in the seventh and eighth paragraphs on page 4 and under the caption "Business Focus" do not appear to reflect your descriptions of your current level of resources. For example, please reconcile your statement on page 5 that you "offer solar power products including solar panels, inverters and balance of system…" with the disclosure in your most recently filed 10-Q.

5.   Refer to the sixth paragraph on page 4. Please tell us whether you are referencing the Asset Purchase Agreement with Social Fly Marketing, Inc., as amended and if so, tell us whether this agreement has been further amended to extend its termination date beyond September 15, 2012 as provided in your most recently filed amendment to the agreement. If not, please revise your disclosure accordingly.

6.   We note your reference on page 4 to information provided on your website. Please note your obligations when you include internet addresses in your document as explained in footnote 41 of Release No. 34-42728 (April 28, 2000). We note further that this website appears to be inoperative.

7.   Refer to the last paragraph on page 4. Please revise to describe how the planned expansion of your restaurant business is consistent with your current financial condition and your difficulty obtaining access to capital disclosed here and in your prior public filings.   In making revisions, clearly state your anticipated timelines for specific steps you will take and your capital needs for these steps as well as anticipated sources.

8.   Refer to the third paragraph on page 5. Please expand your disclosure to describe the material terms of your contracts with marijuana collectives and file the contracts as exhibits to this filing. In addition, please tell us what capital resources you plan to use to begin fulfilling these contracts by October 2013.

9.   Refer to your disclosure under the caption "House Bar and Grill." Please expand your discussion to include all information about this business required by Item 101(h) of Regulation S-K.

Item 2. Financial Information

10.   You refer to an Exhibit 99.1 that does not appear to have been filed. Please amend your filing to provide the information required by Items 303 and 305 of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management

11.   Please present the information required in the format specified by Item 403 of Regulation S-K with respect to the beneficial ownership of the company's voting securities. With respect to the holdings of Novation Holdings, please identify the natural person or persons with voting control of the shares.

Item 5 Directors and Executive Officers

12.   Please specify the time periods in which Mr. Gelmon served in the positions described in his biography for at least the past five years.

13.   We note that you do not designate a principal financial or accounting officer. Please tell us who is responsible for maintaining your internal controls and procedures. If Mr. Gelmon is that person, please disclose his background and expertise in financial matters appropriate to serve in that position or provide risk factor disclosure that you do not have a properly qualified officer to serve in that position.

Item 6. Executive Compensation

14.   We note your disclosure in footnote 1 that Mr. Fann received fees for consulting services and "loan fees" in addition to salary. Please disclose these payments in appropriate columns in your summary compensation table. In addition, please reconcile your statement in footnote (1) to the summary compensation table that Mr. Fann is currently being compensated at $120,000 per year with your disclosure that Mr. Fann resigned in February 2013. In addition, in your amended filing please update the table to the 2013 fiscal year-end.

Item 7. Certain Relationships and Related Transactions, and Director Independence

15.   Please provide the information required by Item 404(d) of Regulation S-K with respect to Mr. Gelmon and any others to whom it applies.

Item 9. Market Price of Dividends on the Registrant's Common Equity

16.   Please update your equity compensation plan table to fiscal year-end 2013.

Item 10. Recent Sales of Unregistered Securities

17.   Please provide information on all issuances in the past three years and please provide information on the persons or classes of persons to whom such securities were issued.

Item 13. Financial Statements and Supplementary Data

18.   Exhibit 99.1 does not appear to have been filed. Please amend your filing to include the financial information required by Article 8 of Regulation S-X.

Item 9.01 Financial Statements and Exhibits

19.   We note that on June 28, 2013 you issued stock consideration to Novation Holdings, Inc. in exchange for the stock of HB&G, Inc., which through its subsidiary operates the House Bar & Grill in Temecula, California. You also disclose that you accounted for this transaction as an asset acquisition, although throughout the filing you refer to the "restaurant operations" acquired through the transaction. Further, as we note from news articles that the House Bar & Grill in Temecula, California was in operation prior to the date of the June 2013 transaction, please tell us in detail why you accounted for this transaction as an asset acquisition rather than as a business combination and provide to us your analysis of how you addressed the definition of a business. Refer to the guidance outlined in paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification and specifically discuss your analysis of the inputs, processes and the ability to continue producing outputs transferred to you, including any employees.

Form 10-Q's for the quarters ended April 30, 2013 and January 31, 2013

20.   We note that your Exhibit 31 to your 10-Q for the quarter ended April 30, 2013 does not contain the certification of your principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002. Your 10-Q for the quarter ended January 31, 2013 appears to be missing certifications altogether. Please amend these filings to include the required certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert J. Hipple